Exhibit 99.3

THIS IS A VOTING INSTRUCTION FORM.

You are receiving this voting instruction form because you hold shares in the above security. You have the right to vote on proposals being presented at the upcoming Special Meeting to be held on

VOTING INSTRUCTIONS

X

THIS VOTING INSTRUCTION FORM IS VALID ONLY WHEN SIGNED AND DATED. PLEASE USE BLUE OR BLACK INK AND RETURN ONLY THE BOTTOM PORTION.

	Please check this box if you plan to attend the Meeting and vote your shares in person.	☐

The Board recommends you vote FOR the following proposal(s):1 and 2		For	Against	Abstain

1.	CAPITAL REORGANISATION: RESOLVED, as a special resolution, to approve the Cayman capital reorganisation: reduce issued Class A/B Ordinary Share par value to HK$0.000001, transfer credit to distributable reserves, subdivide unissued shares, amend authorised share capital, and authorize Directors to implement and file.	☐	☐	☐

2.	ADOPTION OF NEW M&A: RESOLVED, as a special resolution, subject to Proposal 1 taking effect, to adopt the second amended and restated M&A in place of the existing M&A, effective immediately thereafter, and authorize Directors to implement and file.	☐	☐	☐

*NOTE* Such other business as may properly come before the meeting or any adjournment thereof.

Signature [PLEASE SIGN WITHIN BOX]	Date

0003371864_1 R2.09.05.010